EXHIBIT 12.1

MEDTRONIC, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

          The ratio of earnings to fixed charges for the six months ended October 26, 2012 was computed based on Medtronic’s current quarterly report on Form 10-Q. The ratio of earnings to fixed charges for the fiscal years ended April 27, 2012, April 29, 2011, April 30, 2010, April 24, 2009, and April 25, 2008 was computed based on Medtronic’s historical consolidated financial information. Note that prior year amounts below include the results from both continuing operations and discontinued operations.

(in millions, except ratio of earnings to fixed charges)	Six months ended October 26, 2012	Year ended April 27, 2012	Year ended April 29, 2011	Year ended April 30, 2010	Year ended April 24, 2009	Year ended April 25, 2008
Earnings:
Net earnings	$1,510	$3,617	$3,096	$3,099	$2,070	$2,138
Income taxes	432	752	627	870	370	602
Minority interest loss	5	8	8	7	1	—
Capitalized interest (1)	(2)	(4)	(4)	(4)	(5)	(10)
	$1,945	$4,373	$3,727	$3,972	$2,436	$2,730
Fixed Charges:
Interest expense (2)	$184	$349	$450	$402	$371	$400
Capitalized interest (1)	2	4	4	4	5	10
Amortization of debt issuance costs (3)	4	16	14	11	15	15
Rent interest factor (4)	21	46	44	46	45	41
	$211	$415	$512	$463	$436	$466
Earnings before income taxes and fixed charges	$2,156	$4,788	$4,239	$4,435	$2,872	$3,196
Ratio of earnings to fixed charges	10	12	8	10	7	7

(1) Capitalized interest relates to construction projects in process.
(2) Interest expense consists of interest on indebtedness.

(3) Represents the amortization of debt issuance costs incurred in connection with the Company’s registered debt securities. See Note 9 to the current period’s condensed consolidated financial statements for further information regarding the debt securities.

(4) Approximately one-third of rental expense is deemed representative of the interest factor.